Exhibit 1

North American Palladium Files Base Shelf Prospectus

Toronto, Ontario, February 13, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today that it has filed a final base shelf prospectus with applicable securities regulators in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission.

The filing is part of the Company’s standard course of business, to replace the shelf prospectus that expired in 2012. The shelf prospectus allows NAP to make offerings of common shares (including flow-through shares), debt securities, warrants, and subscription receipts in an aggregate principal amount of up to US$300 million during the 25-month period that the shelf prospectus remains effective. The nature, size and timing of any such financings depend, in part, on NAP’s assessment of its requirements for funding and general market conditions.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the shelf prospectus are available on request from the contact listed below or at www.sedar.com and www.sec.gov.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP operates with the vision of becoming a low cost mid-tier precious metals producer, with a target to grow production to over 250,000 ounces of palladium in the next few years. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

Forward-Looking Information

Certain information in this news release relating to North American Palladium Ltd., including the use of proceeds, is forward looking and related to anticipated events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing. Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.